Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 27, 2024

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – March 5, 2024 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the second quarter ended January 27, 2024.

Second Quarter Highlights
•Net income of $14.5 million, an increase of 18% compared to $12.3 million in the second quarter of the prior year
•Sales increased 2.1% and same store sales increased 2.2%
•Same store digital sales increased 12%
Year-To-Date Fiscal 2024 Highlights
•Net income of $26.1 million, an increase of 11% compared to $23.4 million in the prior year-to-date period
•Sales increased 2.6% and same store sales increased 2.1%
•Same store digital sales increased 12%
Second Quarter of Fiscal 2024 Results
Sales were $575.6 million in the 13 weeks ended January 27, 2024 compared to $563.9 million in the 13 weeks ended January 28, 2023. Sales increased due to an increase in same store sales of 2.2% partially offset by the impact of the closure of a Gourmet Garage location on November 1, 2023. Same store sales increased due primarily to retail price inflation, digital sales growth, higher pharmacy sales and continued growth in recently remodeled stores. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales increased to 28.40% in the 13 weeks ended January 27, 2024 compared to 27.47% in the 13 weeks ended January 28, 2023 due primarily to increased departmental gross margin percentages (.49%), higher patronage dividends and rebates received from Wakefern (.49%), decreased warehouse assessment charges from Wakefern (.14%) and decreased LIFO charges (.05%) partially offset by higher promotional spending (.13%) and an unfavorable change in product mix (.11%). Department gross margins increased due primarily to improvements in both shrink and commissary operations. Gross profit in both the 13 weeks ended January 27, 2024 and the 13 weeks ended January 28, 2023 was favorably impacted by receipt of patronage dividends from Wakefern greater than estimated amounts accrued in both the second quarter of fiscal 2024 (.58%) and 2023 (.17%).
Operating and administrative expense as a percentage of sales increased to 23.71% in the 13 weeks ended January 27, 2024 compared to 23.07% in the 13 weeks ended January 28, 2023 due primarily to increased labor costs and fringe benefits (.25%), facility repair and maintenance costs (.09%), security costs (.07%), software licensing associated with technology investments (.06%), external consulting fees (.06%) and external fees associated with digital sales (.05%). Higher labor and fringe benefit costs due primarily to minimum wage and demand driven pay rate increases and higher union health and welfare plan costs.
Depreciation and amortization expense in the 13 weeks ended January 27, 2024 decreased slightly compared to the 13 weeks ended January 28, 2023 due primarily to the timing of capital expenditures.
Interest expense increased in the 13 weeks ended January 27, 2024 compared to the 13 weeks ended January 28, 2023 due primarily to higher average outstanding debt balances.
Interest income increased in the 13 weeks ended January 27, 2024 compared to the 13 weeks ended January 28, 2023 due primarily to higher interest rates and larger amounts invested in variable rate notes receivable from Wakefern and demand deposits at Wakefern.
The effective income tax rate was 31.5% in the 13 weeks ended January 27, 2024 compared to 30.9% in the 13 weeks ended January 28, 2023.
Year-To-Date Fiscal 2024 Results
Sales were $1,111.9 million in the 26 weeks ended January 27, 2024 compared to $1,083.6 million in the 26 weeks ended January 28, 2023. Sales increased due to an increase in same store sales of 2.1%, and increased sales due to the remodel and conversion of the Pelham, NY Fairway to the ShopRite banner on August 15, 2022 partially offset by the impact of the closure

Exhibit 99.1

of a Gourmet Garage location on November 1, 2023. Same store sales increased due primarily to retail price inflation, digital sales growth, higher pharmacy sales and continued growth in recently remodeled stores.
Gross profit as a percentage of sales increased to 28.45% in the 26 weeks ended January 27, 2024 compared to 28.07% in the 26 weeks ended January 28, 2023 due primarily to increased departmental gross margin percentages (.42%), increased patronage dividends and rebates received from Wakefern (.24%) and decreased LIFO charges (.04%) partially offset by higher promotional spending (.18%), an unfavorable change in product mix (.12%) and increased warehouse assessment charges from Wakefern (.02%). Department gross margins increased due primarily to improvements in both shrink and commissary operations. Gross profit in both the 26 weeks ended January 27, 2024 and the 26 weeks ended January 28, 2023 was favorably impacted by receipt of patronage dividends from Wakefern greater than estimated amounts accrued in both the second quarter of fiscal 2024 (.30%) and 2023 (.09%).
Operating and administrative expense as a percentage of sales increased to 23.99% in the 26 weeks ended January 27, 2024 compared to 23.60% in the 26 weeks ended January 28, 2023 due primarily to increased facility repair and maintenance costs (.10%), labor and fringe benefits (.08%), security costs (.07%), software licensing associated with technology investments (.05%) and external fees associated with digital sales (.05%).
Depreciation and amortization expense decreased slightly in the 26 weeks ended January 27, 2024 compared to the 26 weeks ended January 28, 2023 due primarily to the timing of capital expenditures.
Interest expense increased in the 26 weeks ended January 27, 2024 compared to the 26 weeks ended January 28, 2023 due primarily to higher average outstanding debt balances.
Interest income increased in the 26 weeks ended January 27, 2024 compared to the 26 weeks ended January 28, 2023 due primarily to higher interest rates and larger amounts invested in variable rate notes receivable from Wakefern and demand deposits at Wakefern.
The effective income tax rate was 31.5% in the 26 weeks ended January 27, 2024 compared to 30.9% in the 26 weeks ended January 28, 2023.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	January 27, 2024	January 28, 2023	January 27, 2024	January 28, 2023

Sales	$575,579	$563,866	$1,111,933	$1,083,555

Cost of sales	412,137	408,987	795,542	779,391

Gross profit	163,442	154,879	316,391	304,164

Operating and administrative expense	136,477	130,103	266,769	255,665

Depreciation and amortization	8,523	8,659	17,029	17,205

Operating income	18,442	16,117	32,593	31,294

Interest expense	(1,046)	(966)	(2,110)	(2,052)

Interest income	3,743	2,679	7,568	4,647

Income before income taxes	21,139	17,830	38,051	33,889

Income taxes	6,659	5,508	11,985	10,484

Net income	$14,480	$12,322	$26,066	$23,405

Net income per share:
Class A common stock:
Basic	$1.09	$0.95	$1.95	$1.80
Diluted	$0.97	$0.85	$1.75	$1.61

Class B common stock:
Basic	$0.71	$0.62	$1.27	$1.17
Diluted	$0.71	$0.62	$1.27	$1.17

Gross profit as a % of sales	28.40%	27.47%	28.45%	28.07%
Operating and administrative expense as a % of sales	23.71%	23.07%	23.99%	23.60%

.